Exhibit 4.3

Employment agreement J.J. Nooitgedagt

EMPLOYMENT AGREEMENT

between

AEGON N.V.

and

MR. Jan J. Nooitgedagt

THE UNDERSIGNED:

(1)	AEGON N.V., established in The Hague, The Netherlands, represented by Mr. D.G. Eustace as Chairman of and acting on behalf of the Supervisory Board, hereinafter “the Company”;

and

(2)	Mr. Jan J. Nooitgedagt, residing at Ouderkerk aan de Amstel, hereinafter “the Executive”;

WHEREAS:

The parties have agreed on the terms of the Executive taking up the role of member of the Executive Board and Chief Financial Officer (CFO) of the Company, subject to the appointment by the General Meeting of Shareholders of the Company;

The Supervisory Board of the Company resolved to recommend the Executive for appointment by the General Meeting of Shareholders of the Company taking place on 22 April 2009 for a term of four years, notwithstanding the right of the parties to terminate such appointment during its term in accordance with the relevant provisions of Dutch company law;

The parties have agreed that 1 April 2009 shall be the effective date of commencement of the relationship with the Executive;

The parties to this agreement wish to lay down the conditions which apply to their relationship;

DECLARE TO HAVE AGREED AS FOLLOWS:

1.	DATE OF COMMENCEMENT AND POSITION

1.1	The Executive enters into an employment agreement with the Company effective as of 1 April 2009. The parties shall do their utmost to ensure that the Executive is appointed by the General Meeting of Shareholders of the Company to be held on 22 April 2009 as member of the Executive Board effective as of 22 April 2009. The Executive shall, as of the date of his appointment as member of the Executive Board, hold the position of CFO.

1.2	The Executive’s principal place of rendering service under this agreement will be the premises of the Company in The Hague.

1.3	The Executive is obliged to do or to refrain from doing all that officers in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interests of the Company and its affiliated companies. To that effect, the Executive is expected to spend most of his time in the Netherlands, but also in such other countries as deemed commensurate with prevailing business needs.

1.4	The Executive has the obligations that have been or will be imposed by law, by the articles of association of the Company and in the regulations for members of the Executive Board of the Company as such regulations shall apply from time to time.

1.5	If the Executive is serving as a Supervisory Director or board member of another company affiliated with the Company on the basis of his position as member of the Executive Board of the Company (so-called “q.q. directorships”), or if the Executive holds any other positions pursuant to his position as member of the Executive Board of the Company (so-called “q.q.-positions”), he shall instruct to pay the income derived from this, if any, into the Treasury of the Company, unless the Company decides otherwise. The Executive will not suffer any tax disadvantage.

1.6	The Executive has the obligations laid down in the AEGON Insider Trading Rules, as such rules shall apply from time to time.

2.	DURATION OF THE AGREEMENT AND NOTICE OF TERMINATION

2.1	This agreement is entered into for a definite period of six years and one month. Accordingly, this agreement will terminate by operation of law, without notice being required, on 1 May 2015.

2.2	Without prejudice to the first paragraph of this article, this agreement may be terminated during its term by either party with due observance of a notice period of six months for the Company and a notice period of three months for the Executive. The parties understand that a non-renewal of the appointment as member of the Executive Board by the General Meeting of Shareholders of the Company in the spring of 2013 for a further two year term shall result in a termination by the Company in accordance with this paragraph.

2.3	At the time notice of termination is given under article 2.2 of this agreement, the Executive shall resign from the q.q. directorships and q.q. positions held by him as referred to in article 1.5.

3.	REMUNERATION

3.1	The Executive’s base salary, including holiday allowance, shall amount to EURO 700.000 gross per year and shall be paid in twelve equal installments at the end of each month. Each year the Company shall review the level of the annual base salary and decide whether there is a reason for an increase.

3.2	The Executive is entitled to take part in the Short-Term Incentive (STI) Plan, subject to the rules of the plan, as determined by the Company from time to time.

3.3	The Executive is entitled to take part in the Long-Term Incentive (LTI) Plan(s), subject to the rules of such plan(s), as determined by the Company from time to time.

4.	EXPENSES AND COMPANY CAR

4.1	The Company shall reimburse all reasonable expenses incurred by the Executive in the performance of his duties upon submission of the relevant invoices and vouchers. The Company may from time to time set rules for approving such expenses.

4.2	The Company shall pay an expense allowance of EURO 350 net per month for out-of-pocket expenses. These expenses shall not be subject to reimbursement as provided for in the previous paragraph. The Company may from time to time set rules for approving such expenses.

4.3	The Company shall provide the Executive with a company car commensurate with his position under the rules of the AEGON Car Plan as established from time to time by the Company. In the event of sickness for a period exceeding six months, the Company shall be entitled to reclaim the company car from the Executive, without the Executive being entitled to any compensation. The Executive shall comply with the request of the Company to return the car.

4.4	The Company shall pay those costs of a private telephone and mobile phone and other communication equipment for the Executive, which are in excess of the amount that must be paid by the Executive in order to avoid tax liability for the Company, to the extent that those costs are reasonable.

5.	HOLIDAYS

5.1	The Executive shall be entitled to 31 working days vacation per year. In taking vacation, the Executive shall duly observe the interests of the Company.

6.	PENSION

6.1	The Company and the Executive shall within three months after 1 April 2009 conclude a separate pension agreement regarding the establishment by the Company of a pension plan on behalf of the Executive which will be a defined contribution pension plan. The contribution of the Company towards this pension plan will be fixed and equal to 25% of the Executive’s base salary as referred to in article 3.1, taking into account the applicable fiscal regulations. In addition, the Executive will be given the option on a voluntary basis to pay out of his base salary additional contributions to the pension plan, taking into account the applicable fiscal limitations.

7.	INSURANCE & BENEFITS PLANS

7.1	The Company shall enroll the Executive under its standard Directors & Officers Liability Policy. The Company shall pay the annual premium.

7.2	The Company shall enroll the Executive under its insurance policies and Benefit Plans.

7.3	The Company shall enroll the Executive under its policy on personal safety for AEGON designated Executives.

8.	SICKNESS

8.1	In the event of sickness of the Executive as defined in article 7:629 of the Dutch Civil Code, the Executive shall notify the Company as soon as possible.

8.2	In the event of sickness, the Company shall pay to the Executive 100% of his base salary as defined in article 3.1 up to a maximum of 52 weeks as of the first day of sickness. After the first year of sickness the Company shall pay to the Executive, if the sickness continues, 70% of his base salary as defined in article 3.1 for a period not exceeding 52 weeks.

8.3	In the event of sickness, the Executive shall continue to take part in the STI Plan and the LTI Plan(s) as referred to in article 3.2 and article 3.3 up to a maximum of 52 weeks as of the first day of sickness, provided that if the period(s) of sickness has (have) lasted longer than three months, the pay-out shall be pro-rated according the actual periods of sickness and active duty. After the first year of sickness, the Executive shall no longer, if sickness continues, take part in the STI Plan and the LTI Plan(s).

8.4	The Executive is only entitled to the payments referred to in article 8.2 and 8.3 if and to the extent that pursuant to the requirements of article 7:629 under 3 through 7 and 9 of the Dutch Civil Code, the Company is under the obligation to pay salary in accordance with article 7:629, under 1, of the Dutch Civil Code. Subsequent periods of sickness with intervals of less than four weeks are regarded as one period for the purpose of the articles 8.2 and 8.3.

9.	CONFIDENTIALITY

9.1	The Executive shall throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of the Company or of other companies affiliated with the Company unless such personnel must be informed in connection with their work activities for the Company) any information of a confidential nature concerning the Company or other companies affiliated with the Company, which has become known to the Executive as a result of his employment with the Company and of which the Executive knows or should have known it is of a confidential nature.

10.	DOCUMENTS

10.1	The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive shall be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

11.	NO ADDITIONAL OCCUPATION

11.1	The Executive shall refrain from accepting remunerated or time consuming non-remunerated work activities with or for third parties, not belonging to the Company and/or any of its affiliated companies, or from doing business for his own account without the prior written consent of the Company. The Company shall, however, not unreasonably withhold consent to a request of the Executive to accept an invitation to become a member of a Supervisory Board (but with a maximum of two and not in the role of Chairman) of a company that conducts activities in a field that does not compete with the Company or any affiliated companies of the Company.

12.	SEVERANCE PAYMENT

12.1	If the Company gives notice of termination of the employment agreement for a reason which is not related to (i) acts or omissions on the side of the Executive which constitute gross negligent behavior of the Executive, including but not limited to a situation where any of the Dutch Authorities supervising the activities of the Company takes the view that the Executive cannot continue in his position any longer, and (ii) the Executive having been sick for a period exceeding two years, the Executive shall be entitled to a severance compensation on expiry of the employment agreement. This compensation shall be equal to one time the base salary as referred to in article 3.1 over the last full calendar year. Payment shall be made within one month from the effective date of termination of the employment agreement in a way to be indicated by the Executive, provided that this way of payment is allowed by the relevant tax authorities and provided that this does not result in any risks or extra costs for the Company.

13.	RESTRAINT OF COMPETITION

13.1	If:

–	the employment agreement is terminated on the Executive’s initiative, or

–	the employment agreement is terminated on the initiative of the Company, and this initiative is taken in a situation in which the Executive is liable to pay damages (“schadeplichtig”),

the Executive undertakes for a period of six months following the effective date of termination of the employment agreement, not to be employed or involved in any way, directly or indirectly, either for his own account or for the account of others, in or by any company which carries on activities in a field that is similar to, or in any other way in competing with the activities of the AEGON concern, nor to act as an intermediary thereby in any way, either directly or indirectly. This restraint of competition applies worldwide for the period indicated. Following a written request with regard to a specific activity or involvement, the Company can grant the Executive exemption. Such exemption is valid between the parties only if it has been granted in writing in a registered letter sent to the Executive, signed by a member of the Executive Board of AEGON N.V. on behalf of the Company.

13.2	Irrespective of the reason for termination or who took the initiative, the Executive agrees that for a period of twelve months after the termination of this agreement, he shall not solicit or cause or assist another person, firm, corporation or other entity, to solicit, any employee of the Company or any of its affiliated companies to terminate his or her employment with the Company or any of its affiliated companies.

14.	MISCELLANEOUS

14.1	This agreement constitutes the entire employment agreement between the Executive and the Company. The Executive is not employed by any affiliated companies of the Company.

14.2	Amendments to this agreement may only be agreed upon in writing and with regard to the Company, solely when a decision to that effect has been taken by the competent body of the Company.

15.	NO CAO, GOVERNING LAW

15.1	No Collective Labor Agreement (CAO) is applicable to this agreement.

15.2	This agreement is governed by and construed in accordance with Dutch law.

In witness whereof, this agreement has been signed and executed in duplicate on

Date: February 4, 2009.

/s/ Dudley G. Eustace	/s/ Jan J. Nooitgedagt
Mr. D.G. Eustace	Mr. Jan J. Nooitgedagt